Oncolytics Biotech® Initiates Enrollment Expansion of GOBLET Anal Cancer Cohort

Successful Stage 1 data showed a near tripling of Objective Response Rate compared to checkpoint inhibitor monotherapy, including a Complete Response, and supports expansion

SAN DIEGO, CA and CALGARY, AB, February 14, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced the expansion of enrollment for the anal cancer cohort of the GOBLET study evaluating pelareorep in combination with atezolizumab (Tecentriq®) in patients with second-line or later unresectable squamous cell carcinoma of the anal canal (SCCA). The study was expanded based on positive data from Stage 1 of the study, presented at the 2nd International Multidisciplinary Anal Cancer Conference (IMACC) in November 2023 (link to the PR, link to the poster).

“These exciting clinical data, which exceed the Simon two-stage success criteria, provide strong support to expand the evaluation of pelareorep in patients with advanced anal cancer. The results reported at IMACC 2023 showed that the combination of pelareorep and atezolizumab provided a 37.5% objective response rate, including one patient with a long-lasting complete response, and good overall tolerability. These data represent a meaningful contrast to recent clinical trial results which show that patients with second-line or later anal carcinoma treated with checkpoint inhibitor therapy experienced response rates of 10-14%1-3,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics.”

“We begin the Stage 2 expansion with substantial optimism for patients and the potential of pelareorep, especially considering the initial efficacy signal observed for pelareorep-based therapy in pancreatic cancer. There is currently no established standard therapy for patients with anal carcinoma who have failed first-line treatment. Continued positive results could potentially expand the opportunity for pelareorep beyond the lead indications of breast cancer and pancreatic cancer and open the door to a rapid regulatory pathway in this rare and significantly under-served patient population,” continued Dr. Coffey.

Dirk Arnold, M.D., Ph.D., Director of Asklepios Tumorzentrum Hamburg, and primary investigator of the GOBLET trial, commented, “One of the most difficult challenges in my practice is the limited number of treatment options that are available for patients with advanced anal cancer who have progressed on first-line therapy. I am enthusiastic about the expansion of this cohort because it will enable the continued evaluation of the pelareorep/atezolizumab combination and could provide important confirmatory data that may lead to better treatment options for patients with this late-stage disease.”

“We look forward to building on the oncology community’s enthusiastic reception of the IMACC 2023 data by expanding enrollment in the anal carcinoma cohort and incorporating additional sites into the study,” commented Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics. “Careful consideration of recently published clinical trial results indicates that a modest expansion of fewer than 20 patients will be sufficient to solidify the efficacy signal we have observed to date and lay the groundwork for a potential future registrational study in this population. We look forward to continuing our excellent collaboration with the clinical sites and investigators at AIO and hope to report additional results in 2025.”

References
1.Rao S, et al. Phase II study of retifanlimab in patients (pts) with squamous carcinoma of the anal canal (SCAC) who progressed following platinum-based chemotherapy. Annals of Oncology. 2020 September. doi: https://doi.org/10.1016/j.annonc.2020.08.2272.
2.Marabelle A, et al. Pembrolizumab for previously treated advanced anal squamous cell carcinoma: results from the non-randomised, multicohort, multicentre, phase 2 KEYNOTE-158 study. Lancet Gastroenterol Hepatol. 2022 May;7(5):446-454. doi: 10.1016/S2468-1253(21)00382-4.
3.Lonardi S, et al. Randomized phase II trial of avelumab alone or in combination with cetuximab for patients with previously treated, locally advanced, or metastatic squamous cell anal carcinoma: the CARACAS study. J Immunother Cancer. 2021 November;9(11):e002996. doi: 10.1136/jitc-2021-002996. PMID: 34815354; PMCID: PMC8611452.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 12 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising four treatment groups:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients;

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients;

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients; and

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients.

Any cohort meeting pre-specified efficacy criteria in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the internal oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plan to expand the evaluation of pelareorep in patients with advanced anal cancer; our belief that continued positive results could potentially expand the opportunity for pelareorep beyond the lead indications of breast cancer and pancreatic cancer and open the door to a rapid regulatory pathway; our belief that the expansion of the anal cancer cohort will enable the continued evaluation of the pelareorep/atezolizumab combination and could provide important confirmatory data that may lead to better treatment options for patients with this late-stage disease; our belief in the potential for a future registrational study in anal cancer; our plans to continue our collaboration with the clinical sites and investigators at AIO-Studien-gGmbH and hope to report additional results in 2025; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com